SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(D)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CASCAL N.V.

(Name of Subject Company (Issuer))

SEMBCORP UTILITIES PTE LTD.

(Name of Filing Person(s) (Offeror))

a wholly-owned subsidiary of

SEMBCORP INDUSTRIES LTD.

(Name of Filing Persons (Other Persons))

Common Stock, €0.50 par value

(Title of Class of Securities)

N1842P109

(CUSIP Number of class of securities)

Sembcorp Industries Ltd.

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name, Address and Telephone No. of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$206,424,065.25	US$14,718.04

*	For purposes of calculating the fee only. Based on the offer to purchase all of the issued and outstanding shares of common stock of Cascal N.V. at a cash purchase price of US$6.75 per share. According to Cascal’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010, as of December 31, 2009, 30,581,343 shares of common stock were issued and outstanding. The amount of the filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934 as amended.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	US$14,718.04	Filing Parties:	Sembcorp Utilities Pte Ltd. / Sembcorp Industries Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	May 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Sembcorp Utilities Pte Ltd. (“Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly-owned subsidiary of Sembcorp Industries Ltd. (“Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange. The Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding common shares, par value €.50 per share (the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash, without interest (subject to any applicable withholding taxes) (that price, or any other price per Share as may be paid in the Offer, is referred to in that document as the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal filed as exhibits thereto and incorporated therein by reference (which together, and as they may be amended from time to time, constitute the “Offer”).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(46)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 9, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2010.

SEMBCORP UTILITIES PTE LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A, Sembcorp Industries Ltd.

SEMBCORP INDUSTRIES LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A

EXHIBIT INDEX

Exhibit No.

(a)(1)	Offer to Purchase, dated May 21, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on May 21, 2010.*

(a)(8)	Form of Deed of Transfer (for holders of Dutch Registered Shares).*

(a)(9)	Press Release issued by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(10)	Investor Presentation filed by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(11)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(12)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 4, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(13)	Letter from Sembcorp Industries Ltd. to the Editor of The Business Times in Response to Hock Lock Siew Commentary, dated May 10, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 10, 2010).*

(a)(14)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(15)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(16)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 12, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(17)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(a)(18)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(19)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(20)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(21)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(22)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(23)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(24)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(25)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(26)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(27)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(28)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(29)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(30)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(31)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(32)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(33)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(34)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(35)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(36)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(37)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(38)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(39)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(40)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(41)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 20, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 20, 2010).*

(a)(42)	Press Release issued by Purchaser on May 21, 2010.*

(a)(43)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 26, 2010.*

(a)(44)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 31, 2010.*

(a)(45)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 2, 2010.*

(a)(46)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 9, 2010.

(b)	None.

(c)	None.

(d)(1)	Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd. and Biwater Holdings Ltd.*

(d)(2)	Tax Indemnity Deed, dated April 26, 2010, between Purchaser and Biwater Holdings Ltd.*

(d)(3)	Pensions Agreement, dated April 26, 2010, among Cascal N.V., Biwater Holdings Ltd. and the Trustees of the Biwater Retirement and Security Scheme.*

(d)(4)	Escrow Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd., HSBC Bank plc, the Trustees of the Biwater Retirement and Security Scheme and The Bank of New York Mellon.*

(d)(5)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(d)(6)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(7)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(8)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(d)(9)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(10)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(11)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(12)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(13)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(14)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(15)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(16)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack ofJurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(17)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(18)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(19)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(20)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(21)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(22)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(23)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(24)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(25)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(26)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(27)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(28)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(29)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(30)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(31)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed